UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
wAshington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Petropavlovsk 2010 Limited (as Issuer) and
Petropavlovsk PLC (as Guarantor)

B.	(1) This is [check one]

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrant:	Petropavlovsk 2010 Limited (as Issuer) and
Petropavlovsk PLC (as Guarantor)

	Form type:	Form CB

	File Number (if known):	Not Applicable

	Filed by:	Petropavlovsk 2010 Limited (as Issuer) and
Petropavlovsk PLC (as Guarantor)

Date Filed (if filed concurrently, so indicate):	December 23, 2014 (filed concurrently with filing of Form CB)

D.	The Filer is incorporated or organized under the laws of:	Jersey, Channel Islands (Issuer) United Kingdom (Guarantor)
and has its principal place of business at:

Petropavlovsk 2010 Limited (Issuer)

13-14 Esplanade

St Helier, Jersey JE1 1BD

Channel Islands

+44 (0) 207 201 8900

Petropavlovsk PLC (Guarantor)

11 Grosvenor Place

London, SW1X 7HH

United Kingdom

+44 (0) 207 201 8900

E.	The Filer designates and appoints (Name of United States person serving as agent)
CT Corporation System (“Agent”)
located at

111 Eighth Avenue

New York, NY 10011

212-894-8940

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as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities qualified by the Filer on Form CB on December 23, 2014 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which such Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of London, Country of United Kingdom this 23rd day of December 2014.

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This statement has been signed by the following persons in the capacities and on the dates indicated.

PETROPAVLOVSK 2010 LIMITED

/s/ Andrey Maruta

Name:	Andrey Maruta
Title:	Director
Date:	December 23, 2014

PETROPAVLOVSK PLC

/s/ Andrey Maruta

Name:	Andrey Maruta
Title:	Chief Financial Officer
Date:	December 23, 2014

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CT CORPORATION SYSTEM, as agent for service of process for Petropavlovsk 2010 Limited, the Issuer, and Petropavlovsk PLC, the Guarantor

/s/ Joseph Tamimi

Name:	Joseph Tamimi
Title:	Assistant Service Manager
Date:	December 23, 2014

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